FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411 / 0001-56

NIRE 35.300.089.901

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, CEP 01402-000, enrolled with the Companies Registry Under NIRE 35.300.089.901 and with the Taxpayers’ Registry CNPJ/MF under no. 47.508.411/0001-56, filed with the Brazilian Securities and Exchange Commission ("CVM") as an "A" category publicly-held company under code 14826 ("Company"), pursuant to Article 124 of Law 6,404, dated of December 15, 1976, as amended ("Corporation Law") and Articles 3rd and 5th of CVM Instruction 481, dated of December 17, 2009, as amended ("CVM Instruction 481"), are hereby convened to be held at the General Meeting on April 27, 2018 at 4:00 pm at the Company's headquarters at Avenida Brigadeiro Luís Antonio, No. 3142, Jardim Paulista, Zip Code 01402-000, in São Paulo, Capital, in order to resolve on the following Agenda:

I.         At the Annual General Meeting:

(a) Examine, reading, discussion and voting of the Management Report and the Financial Statements of the Company related to the fiscal year ended on December 31, 2017;

(b) Allocation of results related to the fiscal year ended on December 31, 2017;

(c) Fixing of the annual global compensation of the Company's managers and Fiscal Council, should the shareholders request its installation;

(d) Appointment of the members of the Board of Directors; and

(e) Approval of the investment plan for the fiscal year of 2018.

II.        At the Extraordinary General Meeting:

(a) resolve on the amendment and consolidation of the Company's By-laws for amendment of the following clauses (i) Article 2, Paragraph 1, dd): for inclusion of the activity of importing and trading certain specific products in the corporate purposes to comply with regulatory requirements of INMETRO; (ii) Article 4: update of the Company's capital stock clause to reflect increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Ordinary and Extraordinary General Meeting held on 2017; (iii) Article 9, caput and item III, Article 14, caput and Paragraphs 2 to 4, Article 15, Paragraph 1 and Article 16, caput: creation of the position of Co-Vice-Chairman of the Board of Directors, so the Company may have two Co-Vice-Chairmen of the Board of Directors; (iv) Article 19: exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, since it is not necessary to define the concept of independence of external members, as the Instruction 308 of May 14, 1999 ,as amended (“CVM Instruction 308”), already does it.

We hereby inform that all documents related to the resolutions that will be taken on this General Meeting called herein are available to the shareholders at the Company's headquarters, on the page of the Company (www.gpari.com.br) and on the pages of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 S.A – Brasil, Bolsa e Balcão (www.b3.com.br).

The attendance of the Shareholder may be (a) in person, (b) by a duly constituted attorney-in-fact or (c) by distance voting bulletin through their respective custodian agents (if they provide this type of service), shares registry agent of the Company or directly to the Company, as mentioned below:

(i) Attendance in the General Meeting in person or by attorney-in-fact: Pursuant to item 12.2 of the Company's Reference Form, Shareholders who have interest in being represented at the General Meeting hereby called, by attorney-in-fact, shall send the valid documents (physical counterparts with notarized signature) proving the Company's shareholder status and the powers of representation to the Corporate Legal Department, at the Company's head office, with a protocol of delivery, seventy-two (72) hours in advance of the date of the General Meeting . It should be noted that shareholders may attend the General Meeting even though they have not made the prior deposit of the documents. The presentation of such documents at the opening of the General Meeting is sufficient, pursuant to article 5, paragraph 2 of CVM Instruction 481.

(ii) Attendance in the General Meeting by means of distance voting bulletin: Pursuant to CVM Instruction 481, Shareholders who have interest in exercising their right to vote by means of the distance voting bulletin must: (i) send instructions of votes by distance, by sending directly to the Company additionally to the documents indicated in item 12.2(g) of the Reference Form of the Company or (ii) send instructions of votes by distance for completion of the distance voting bulletin, through their respective custodian agents (if they provide this type of service) or to the  shares registry agent of the Company, Itaú Corretora de Valores S.A., through the channels it makes available.

São Paulo, March 27, 2018.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.